CESP Companhia Energética de São Paulo

Data
São Paulo, September 11, 2003

Ref. CESP
CT/FFR/1434/2003

03032260

03 SEP 25 AM 7:21

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

SUPPL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are sending you a free translated copy of Relevant Fact of CESP – Companhia Energética de São Paulo, that this Company will make public on September 12, 2003.

Yours truly,

Terezinha de Fátima Leite
Funding Division

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Enclosure: 1

dlw 9/25

Alameda Ministro Rocha Azevedo, 25
CEP 01410 900
Telefone PABX (11) 252 3611

Fax: (0XX11) 3266 8785
e-mail: inform@cesp.com.br
Datatexto: 01131930 CESP BR

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
CNPJ 60,933,603/0001-78
Open Capital Company

RELEVANT FACT

In compliance with Instruction CVM Nº 358, dated January 3, 2002, CESP – Companhia Energética de São Paulo ("CESP" or the "Issuer") informs that it concluded on September 5, 2003, the restructuring process of its debt represented by the Medium Term Notes in the amount of 200,000,000 (two million euros), the "Series 1 Notes" and US$300,000,000 (three million dollars), the "Series 2 Notes", that together with the Notes of US$150,000,000 (one hundred and fifty million dollars), the Series 3 Notes, constitute the "Existing Notes", in the amount equivalent to US$676,000,000 (six hundred, seventy-six million dollars).

CESP, through this operation, is complying with its "Refinancing Obligation", which commitment was celebrated with the Series 3 Noteholders to refinance its "Foreign Debt through Notes", until November 28, 2003, (defined as Series 1 and 2 Notes).

The final conclusion of the restructuring of the Series 1 and 2 Notes, in the amount equivalent to US dollars, shall be summarized as follows:

- 75.71% of the Noteholders, equivalent to US$398,251,340.00 (three hundred and ninety-eight million, two hundred and fifty-one thousand and three hundred and forty dollars) opted for the Postponement Offer, being the maturity of the Notes in 2008, interest rate of 13% per year and amortizations of principal as follows:

  10% in February 2004

  18% in February 2006

  27% in February 2007

  45% in February 2008

- 24.29% of the Noteholders, equivalent to US$127,748,660.00 (one hundred and twenty-seven million, seven hundred and forty-eight thousand, six hundred and sixty dollars) opted for the Exchange Offer, through the exchange by notes with final maturity in 2011, interest rate of 14 per year and amortiziation of principal as follows:

  10% in February 2004

  95% in February 2011

These new conditions are added to those already divulged as to the Series 3 Notes, in the amount of US$150,000,000 (one hundred and fifty million dollars), from which amount, 20% of principal was already paid last May, and the remaining US$120,000,000 (one hundred and twenty million dollars) is to be paid in May 2005.

CESP deems concluded its restructuring process of the "Existing Notes", that basically aimed at expanding its debt amortization profile.

São Paulo, September 10, 2003.

(s)Vicente K. Okazaki
CFO and Investor Relations Director